Via Facsimile and U.S. Mail
Mail Stop 6010


January 17, 2006


Mr. John R. Potapchuk
Senior Vice President, Chief Financial Officer, Treasurer and
Secretary
(Principal Financial and Accounting Officer)
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, NY 11747-4627

      Re:	Gentiva Health Services, Inc.
		Form 10-K for the Fiscal Year Ended January 2, 2005
      File No. 001-15669

Dear Mr. Potapchuk:

      We have reviewed your December 20, 2005 response to our November 19, 2005 comment letter and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

January 2, 2005 Form 10-K, filed March 17, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

Critical Accounting Policies and Estimates, pages 32 - 34
1. We note your proposed disclosure in response to our prior comment two. Based on your response, it would appear that changes in each of your critical accounting estimates have not been material for each period presented. Your discussion of revenues, allowance for doubtful accounts, cost of claims incurred but not reported, and obligations under insurance programs does not clarify that fact. Please revise your proposed disclosure to include this statement, so that this information is wholly transparent to an investor.

Revenue Recognition, page 32
2. We note your revised disclosure in response to part a) of our prior comment three. We believe that it would be useful for an investor to have the accounts receivable aging for the two most recent fiscal years. Please revise your proposed disclosure `accordingly.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant
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John R. Potapchuk
Gentiva Health Services, Inc.
January 17, 2006
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